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                                                                        Rule 425
                                                      Filer: Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                Commission File Number:  0-25034

Message from the President (for second quarter financial statement)

Bank of Petaluma earned $1,258,000 or $0.83 per diluted share for the first half of year 2000, compared to $1,078,000 and $0.70 for the previous year. A demand for loans increased assets to $212,826,000 at June 30, 2000 compared to $194,600,000 at year-end.

Highlights of the Six Months ended June 30, 2000
Total Assets                  $212,826,000
Net Profit                      $1,258,000
Diluted Earnings per Share           $0.83
Return on Average Assets              1.27%
Return on Average Equity             16.41%

We are very pleased with the operating results. We gained some large short term deposits at the end of June which resulted in the higher than forecast second quarter assets. Despite rising interest rates we continue to experience strong growth from our local economy and increased profit margins for the Bank. Earnings per diluted share increased 28% to $0.46 for the quarter ended June 30, 2000 compared to the second quarter of 1999 and increased 19% for the six month period.

The proposed merger with Greater Bay Bancorp has been very positive. A meeting for the Shareholders to vote on the merger will be scheduled during September. Greater Bay Bancorp, which is headquartered in Palo Alto, operates under a "super community bank" structure and strategy where the subsidiary banks retain their name, management and local Board of Directors. With the addition of Bank of Petaluma, Greater Bay Bancorp will have a total of ten community banks, and total assets of $4.3 billion on a pro forma basis as of June 30, 2000.

We provide various services to our depositors which include checking, savings and time deposits. Additionally, we offer investment services for those desiring to purchase mutual funds, annuities, stocks and bonds (investment products are not FDIC insured). The merger with Greater Bay Bancorp will expand our services with Trust, International Banking and Venture Bank Financing, as well as expanded lending limits. Many of these services we can now offer in affiliation with Greater Bay Bancorp.

I would like to personally thank our shareholders, employees and Board of Directors for their continued support. I want to thank our customers for allowing us to serve them. To prospective customers, I want to invite you to become part of the Bank of Petaluma family and experience the difference that a community bank offers.


Greater Bay Bancorp has filed a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement includes a prospectus/proxy statement which will be sent to shareholders of Bank of Petaluma seeking their approval of the proposed merger. The registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."